SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

COSAN LIMITED
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON SHARES, PAR VALUE U.S.$0.01 PER SHARE
(Title of Class of Securities)

G25343107
(CUSIP Number of Class of Securities)

MARCELO EDUARDO MARTINS
(55)(11) 3897-9797
RI@COSAN.COM.BR
AV. BRIGADEIRO FARIA LIMA, 4100 – 16TH FLOOR
SÃO PAULO, SP 04538-132, BRAZIL
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
MANUEL GARCIADIAZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$357,500,000	U.S.$43,329

(1)	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of Class A common shares for a maximum aggregate tender offer price of U.S.$357,500,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$121.20 per million U.S. dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$43,329	Filing Party: Cosan Limited
Form or Registration No.: Schedule TO	Date Filed: August 28, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2019, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on September 12, 2019 (as may be further supplemented or amended from time to time, the “Schedule TO”), by Cosan Limited (the “Company” or “we”), a limited liability exempted company incorporated under the laws of Bermuda, in relation to the Company’s offer (the “Offer”) to purchase for cash up to an aggregate amount of U.S.$357,500,000 Class A Common Shares, par value U.S.$0.01 per share, at a purchase price not greater than U.S.$15.50 nor less than U.S.$13.05 per Class A Common Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 2019, as amended and supplemented by Amendment No. 1 (as may be further supplemented or amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal dated August 28, 2019, as amended and supplemented by Amendment No. 1 (as may be further supplemented or amended from time to time, the “Letter of Transmittal”).

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO and the Exhibits thereto. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Exhibits thereto.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On September 26, 2019, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 P.M., New York City time, on September 25, 2019. A copy of the press release is incorporated by reference herein as Exhibit (a)(1)(L) to the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

(a)(1)(L) Press Release dated September 26, 2019.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2019

COSAN LIMITED

By:	/s/ Marcos Marinho Lutz
	Name:	Marcos Marinho Lutz
	Title:	Chief Executive Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated August 28, 2019.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated August 28, 2019.
(a)(1)(G)*	Summary Advertisement.
(a)(1)(H)**	Amended and Restated Letter of Transmittal
(a)(1)(I)**	Amended and Restated Notice of Guaranteed Delivery
(a)(1)(J)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)**	Press Release dated September 12, 2019.
(a)(1)(L)***	Press Release dated September 26, 2019.
(b)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on August 28, 2019.

**	Previously filed with the Amendment No. 1 to the Schedule TO on September 12, 2019.

***	Filed herewith.